Exhibit 99.1

ASM International N.V.

ASM Wins New Taiwanese Customer for 300mm Vertical Furnace

Order Exceeds US$30 Million

BILTHOVEN, The Netherlands, February 26, 2007 - ASM International N.V. (Nasdaq: ASMI and Euronext Amsterdam: ASM) today announced that its subsidiary, ASM Europe B.V., has recently received an order from a major memory chip manufacturer in Taiwan for multiple A412™ 300mm Vertical Furnaces. Delivery of the systems order, valued at over US$30 million, will commence in May 2007. This order is subsequent to another ASM vertical furnace win in Taiwan reported earlier this quarter, which also totaled more than US$30 million.

“We are especially pleased with this new customer’s business,” said Dr. Tanja Claasen, ASM’s Vertical Furnace Product Manager. “It indicates the level of confidence we are being granted in the memory market today. And it represents another big step forward for our vertical furnace product line, further expanding our presence in Taiwan.”

“With two reactors and four process boats per system, ASM’s furnaces are designed for optimum productivity and low cost of ownership - two factors that are valued highly in Taiwanese business,” added Dr. Claasen.

According to the U.S. Taiwan Business Council, Taiwan is expected to become the world’s largest DRAM producer in 2007, leading the industry in semiconductor fab equipment spending.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Willem Vermeulen	Erik Kamerbeek	Mary Jo Dieckhaus
Director Corporate Marketing	Investor Relations	Investor Relations
+31 (0)30 229 8411	+31 (0)30 229 8500	+1 212 986 2900
Willem.Vermeulen@asm.com	Erik.Kamerbeek@asm.com	maryjo.dieckhaus@asm.com